UNITED RENTALS, INC.
                           FOUR GREENWICH OFFICE PARK
                               GREENWICH, CT 06830

                                         APRIL 21, 1999

 DEAR RENTAL SERVICE CORPORATION STOCKHOLDER:

 On January 20, 1999, Rental Service's board of directors agreed to a proposed merger with NationsRent, Inc. Under that proposal, the board would essentially surrender control of your company to NationsRent. If the merger is completed, NationsRent will designate 5 of the 9 directors on the board and NationsRent chairman and CEO James Kirk will be CEO.

 On April 5, United Rentals, Inc. commenced a $22.75 per share all cash tender offer for Rental Service shares, which has resulted in a significant increase in Rental Service's share price.

                         UNITED RENTALS' SUPERIOR OFFER

 Our tender offer presents a far superior alternative to Rental Service's proposed transaction with NationsRent. United Rentals' $22.75 cash offer provides:

 o   a 45% premium to Rental Service's closing price on December 31, 1998
 o a 32% premium to the $17.25 closing price of Rental Service shares on the last trading day prior to our tender offer announcement
 o 28% premium to the 30-day average closing price prior to announcement of our offer

 In addition, our offer provides the certainty of cash, compared to the uncertainty of stock in a combined NationsRent-Rental Service company controlled by NationsRent's principal stockholders and management.

 Our tender offer price is full and fair based on our analysis of the available public data. WE PAY A FULL AND FAIR PRICE FOR COMPANIES WE ACQUIRE, BUT WE WILL NOT OVERPAY. In rejecting our offer, Rental Service incorrectly stated that our transaction would be highly accretive to United Rentals' earnings. While this transaction would be of strategic benefit to United Rentals, our analysis shows only modest accretion to our earnings.

 The Rental Service board has tried to confuse stockholders by raising questions about the financing of our offer. The truth is that United Rentals has a firm commitment from Goldman, Sachs & Co. to provide financing to complete this transaction and for other corporate purposes.

 REMEMBER: No deal with United Rentals means that Rental Service shares may fall back to $17.25 per share.

     THE RENTAL SERVICE BOARD IS DEPRIVING YOU OF YOUR RIGHT TO CHOOSE

 Rental Service's management and board agreed to a deal that would essentially transfer control of your company to NationsRent just six days after the then-chairman and CEO Martin Reid told us that Rental Service was not for sale. The board also took a series of steps to severely limit other offers. For example:

 o The board approved an onerous 19.9% lockup option that could MAKE POOLING OF INTERESTS ACCOUNTING TREATMENT IMPOSSIBLE FOR UNITED RENTALS OR ANYONE ELSE.
 o An unusually high $40 million "break up" fee is payable to NationsRent if the merger is not completed for certain reasons. The Rental Service board has committed YOUR MONEY TO PAY THIS EXORBITANT FEE EVEN IF YOU VOTE AGAINST THE NATIONSRENT MERGER.
 o The Rental Service board responded to our offer by adopting a "poison pill" TO MAKE IT MORE DIFFICULT FOR UNITED RENTALS, OR ANYONE ELSE, TO BUY YOUR SHARES.

 We believe that you should decide for yourself, without the board's interference, whether to give up control of your company TO NATIONSRENT IN A NO PREMIUM MERGER, or to accept UNITED RENTALS' 32% PREMIUM CASH TENDER OFFER.

                Send a Message to the Rental Service Board--
                           TENDER YOUR SHARES NOW

 By tendering your shares now, you can send a strong message to the Rental Service board that they should support our offer. Time is short. Our tender offer expires on April 30, 1999. We urge you to tender your shares today.

                               Sincerely,


                               Bradley Jacobs
                               Chairman and Chief Executive Officer


  IF YOU HAVE QUESTIONS, OR NEED ASSISTANCE WITH TENDERING YOUR SHARES YOU
                     MAY CALL GEORGESON & COMPANY INC.
              BANKS AND BROKERS, CALL TOLL FREE (212) 440-9800
                  ALL OTHERS, CALL COLLECT 1-800-223-2064


                Certain Information Concerning Participants


      United Rentals, Inc.("United Rentals"), UR Acquisition Corporation ("UR Acquisition") and the following persons named below may be deemed to be "participants" in the solicitation of consents and/or proxies from stockholders of Rental Service Corporation ("Rental Service"): the directors of United Rentals (Bradley S. Jacobs (Chairman of the Board and Chief Executive Officer), Wayland R. Hicks (Vice Chairman and Chief Operating Officer), John N. Milne (Vice Chairman, Chief Acquisition Officer and Secretary), William F. Berry (President), John S. McKinney (Vice President, Finance), Leon D. Black, Richard D. Colburn, Ronald M. DeFeo, Michael S. Gross, Richard J. Heckmann, Gerald Tsai, Jr. and Christian M. Weyer); the following executive officers and employees of United Rentals: Michael J. Nolan (Chief Financial Officer) and Robert P. Miner (Vice President, Strategic Planning); the nominees of United Rentals (the "Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. Jacobs, Richard N. Daniel, Heckmann, Hicks, Milne, Nolan, Raymond S. Troubh and Tsai, and Ms. Stephanie R. Joseph); and the alternate nominees of United Rentals (the "Alternate Nominees") to stand for election to the Board of Directors of Rental Service (Messrs. William Aaron, David Bronner, Peter Gold, David Katz, Elliot Levine and Jeffrey Parker).

      As of the date hereof, United Rentals is the beneficial owner of 100 shares of common stock, par value $0.01 per share (the "Common Stock"), of Rental Service. Other than as set forth herein, as of the date hereof, neither United Rentals, UR Acquisition nor any of the persons listed above, has any interest, direct or indirect, by security holding or otherwise, in Rental Service.

      United Rentals has retained Goldman, Sachs & Co. ("Goldman Sachs") to act as its financial advisor and the Dealer Managers in connection with the tender offer (the "Offer") by United Rentals and UR Acquisition to purchase the shares of Common Stock of Rental Service for $22.75 per share in cash, for which Goldman Sachs may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. In addition, United Rentals has agreed to indemnify Goldman Sachs and certain related persons against certain liabilities, including certain liabilities under the federal securities laws, arising out of its engagement. United Rentals has also entered into a commitment letter with Goldman Sachs Credit Partners L.P. ("GSCP") relating to the financing of the Offer pursuant to which GSCP may receive substantial fees, as well as reimbursement of reasonable out-of-pocket expenses. Goldman Sachs does not admit that it or any of its partners, directors, officers, employees, affiliates or controlling persons, if any, is a "participant" as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of consents and/or proxies, or that Schedule 14A requires the disclosure of certain information concerning Goldman Sachs. In connection with Goldman Sachs' role as financial advisor to United Rentals, the following investment banking employees of Goldman Sachs may communicate in person, by telephone or otherwise with a limited number of institutions, brokers or other persons who are stockholders of Rental Service and may solicit consents and/or proxies there from: Bruce J. Evans, Robert D. Lipman, Jeffrey M. Moslow and Cody J. Smith. Goldman Sachs engages in a full range of investment banking, securities trading, market-making and brokerage services for institutional and individual clients. In the normal course of its business Goldman Sachs may trade securities of Rental Service for its own account and the accounts of its customers, and accordingly, may at any time hold a long or short position in such securities. Goldman Sachs has informed United Rentals that, as of the date hereof, Goldman Sachs held no shares of the Common Stock of Rental Service for its own account. Goldman Sachs and certain of its affiliates may have voting and dispositive power with respect to certain shares of Rental Service Common Stock held in asset management, brokerage and other accounts. Goldman Sachs and such affiliates disclaim beneficial ownership of such shares of Rental Service Common Stock.